MORGAN STANLEY & CO. LLC 1585 Broadway New York, New York 10036	J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, New York 10179	RBC CAPITAL MARKETS, LLC 200 Vesey Street New York, New York 10281	JEFFERIES LLC 520 Madison Avenue New York, New York 10022

September 14, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Derby

Matthew Crispino

Melissa Walsh

Stephen Krikorian

Re: Sumo Logic, Inc.

  Registration Statement on Form S-1

  File No. 333-248251

  Acceleration Request

Requested Date: Wednesday, September 16, 2020

Requested Time: 4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Sumo Logic, Inc. (the “Registrant”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective on September 16, 2020 at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 2,520 copies of the Preliminary Prospectus dated September 8, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signatures follow]

Very truly yours,
MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC RBC CAPITAL MARKETS, LLC JEFFERIES LLC

As representatives of the several underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Lucy Wang
Name: Lucy Wang
Title: Managing Director

By:	RBC Capital Markets, LLC

By:	/s/ Sasson Darwish
Name: Sasson Darwish
Title: Managing Director

By:	Jefferies LLC

By:	/s/ Steve West
Name: Steve West
Title: Managing Director

[Signature Page to Request for Acceleration of Effectiveness]